Filed by Danaher Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1175
                          Subject Company:  Cooper Industries, Inc.

                          Date:  August 1, 2001


The following is a transcript of introductory remarks from a conference call held by Danaher Corporation on August 1, 2001. The full text of the conference call, including questions and answers, will be available on August 2, 2001.

                             DANAHER CONFERENCE CALL

                                 AUGUST 1, 2001

PATRICK W. ALLENDER, Executive Vice President and Chief Financial Officer, Danaher Corporation.

Good Morning everyone, and thanks for joining us today. With me today is Larry Culp, our President and CEO. I would like to point out that the press release we issued this morning has been posted on our website, www.danaher.com. In addition, this call will be replayed for the next seven days. The replay number is 706-645-9291, confirmation code 1511675. I'll repeat that at the end of the call for late joiners.

I'd like to point out that in order to help you understand the company's direction, we will be making some forward-looking statements during this call. It's possible that the actual results might differ from those predicted that we make today as a result of certain factors. In addition, additional information regarding these factors are available in our SEC filings including our 8-K filing of this call which will be posted later today.

Before turning the call over to Larry, let me quickly walk through the details of the merger we have proposed to Cooper's board of directors. The merger would be a stock and cash transaction valued at approximately $54 to $58 per Cooper share or a total value of $6.5 to $7 billion, including assumed debt based on recent Danaher share prices. Consideration offered to Cooper shareholders would be 75 percent stock, 25 percent cash. At $54, the lower end of the range, that would be $13.50 cash and 0.7123 Danaher shares. At $58, the upper end of the range, it would be $14.50 in cash, and 0.765 Danaher shares. Our offer represents a 30 to 39 percent premium over Cooper's closing prices yesterday and a 38 to 48 percent premium over the average Cooper closing price over the last three months. With that, I'll turn the call over to Larry.

H. LAWRENCE CULP, JR., President and Chief Executive Officer, Danaher
Corporation.

Thanks Pat, and good morning everyone. Before taking your questions, I will provide some background on the merger proposal, and will then discuss why we believe this merger offers a compelling transaction for Danaher shareholders as well as a better alternative for Cooper's shareholders than the company's current plan to redomicile in Bermuda.

Two years ago, my predecessor, George Sherman, sent a letter to John Riley proposing a combination of our companies at a significant premium to Cooper shareholders. This proposal was rejected by Cooper management, and we chose to respect their desire to pursue their strategy and execute their business plan. Since the proposal was rejected, Danaher's stock has outperformed Cooper's stock by approximately 25 percentage points and the S&P 500 by approximately 7 percentage points. Recently, we completed an extensive and thorough strategic review of ways to expand Danaher's business platforms and continue our track record of stable growth. This review identified a number of attractive value enhancing growth opportunities for Danaher. It also confirmed our belief that a combination with Cooper is a compelling transaction for our shareholders. As you know, Cooper recently announced an accelerated timetable to obtain shareholder approval for its plan to redomicile in Bermuda. This prompted us to formally repropose a merger several weeks ago. Essentially, we hoped to provide Cooper's shareholders a more attractive alternative than they could evaluate within their limited decision window.

Today's public disclosure of our merger proposal was made for two reasons. First, with the special shareholder meeting only a month away, we want to ensure that all Cooper shareholders are aware of Danaher's proposal before they vote on redomiciling the company. Second, based on comments from Mr. Riley that Cooper did not perceive our 1999 proposal as "firm" we want to demonstrate to both the Cooper board and management our firm commitment to quickly achieve a mutually beneficial negotiated transaction. In short, Cooper's shareholders must soon make a decision that will have a significant impact on the future of their company.

We are very excited about the potential offered by a Danaher-Cooper combination and hope to give Cooper shareholders the opportunity of considering this better alternative. For Danaher shareholders, and hopefully soon to be shareholders, we believe this is a compelling transaction that makes a good company better. First, it brings a balanced portfolio of leading product franchises to Danaher. Cooper holds a leadership position in virtually all of its major markets with exceptionally strong brands such as Bussmann in circuit protection, Crouse-Hinds in hazardous environment electrical products, B-Line in cable trade, and Halo in lighting fixtures. In many cases these brands are synonymous with the product categories they address. And as many of you know, we at Danaher are strong believers in the power of top tier industrial brands. Brands like Fluke in the electrical industry, Hach in water and Craftsman in hand tools. It takes years to build that kind of equity, but the leverage potential is enormous. Although a combination with Cooper would be a large undertaking, we see this important theme as quite consistent with our past successes--our ability to generate substantial value by enhancing the performance of leading but under-leveraged brands.

Second, Cooper is an excellent fit with Danaher's current portfolio. For example, Cooper's power systems business is the leader in power distribution grid products. In combination with our existing power quality and reliability businesses, it establishes Danaher as the top tier player in the emerging market for distributed power solutions. With over $1 billion in combined revenue, power quality and reliability moves from its status as a platform in waiting, if you will, to Danaher's fifth strategic platform. Additionally, Cooper's $2.5 billion electrical products portfolio contains a broad offering that forms the backbone of many distributors', commercial and industrial, electrical product lines. This significantly enhances the product set we provide to our electronics, electrical and industrial distributors and their end customers. And, within its tool business, Cooper is the leader in electronic and soldering tools with its Xelite and Weller brands which are highly complementary to our Fluke products. Every electronics technician worth his salt has a Warrick soldering iron, a Fluke meter, and Xelite tool set on his bench.

Third, the numbers just flat out work. While giving an attractive premium to Cooper shareholders, the transaction will also deliver at least 10 percent cash EPS accretion to Danaher shareholders in 2002 with only modest synergies. In addition, the combined company will generate over $2.5 billion in free cash flow through 2004. And of course, we would expect to retain our strong investment grade credit rating following the merger.

Finally, the merger positions the combined company for continued success and reinforces the growth strategy and long term vision I have previously articulated. As always, we will begin by applying the Danaher business system immediately to drive revenue growth as well as bottom line improvement. Let me give you an example of the potential DBS opportunity here. As you know, the revenues of the two companies are pretty comparable, though Cooper is slightly larger. However, the total floor space of all our facilities is less than ten million square feet, while Cooper's is over twenty million square feet. In every significant acquisition we've done, we have substantially increased revenues per square foot and we would expect to do the same in this combination. Cost savings here will help fund innovation and growth initiatives. We also see our strong combined balance sheet and free cash flow significantly expanding our acquisition scope and capability, which is particularly timely and important as valuations of many attractive companies return to realistic levels.

For Cooper shareholders, we firmly believe that our proposal represents a better alternative than the company's current plan to redomicile in Bermuda. First, Cooper's planned redomiciling will subject shareholders to a tax penalty: capital gains tax on unrealized gains with no cash proceeds to pay it. In contrast, our proposal provides a substantial immediate cash premium to Cooper shareholders, and is also non-taxable on the majority of the consideration. Second, Cooper's planned redomiciling offers shareholders future tax savings at a corporate level, which may or may not be reflected in stock price growth. Given the lapse of appreciation in Cooper's share price since the proxy was approved by the SEC, it is evident that shareholders place little present value on these tax savings. In contrast, our proposal provides Cooper shareholders an immediate gain of $13.50 to $14.50 in cash, plus the equivalent of their current share price in stock of a stronger enterprise. And third, Cooper's planned redomiciling essentially maintains the status quo, albeit with a lower tax rate. In contrast, our proposal would create a significant global enterprise with over $8 billion in revenue, over $1.2 billion in operating profits and an exceptionally strong balance sheet and free cash flow to be put to work for additional growth. In short, our proposal offers Cooper shareholders the opportunity to realize immediate gains as well as to participate in the growth of a successful operation with a proven track record. Whether you look at the past three, five or ten years, Danaher shareholders have outperformed both the S&P 500 and Cooper by a wide margin.

In summary, we believe the industrial and financial logic of this combination is irrefutable. It is an extremely compelling transaction for Danaher shareholders that provides immediate accretion as well as additional platforms for growth. It is a better and more financially attractive alternative for Cooper shareholders than the plan to redomicile in Bermuda. We believe the transaction has no material regulatory issues and could be completed quickly. Let me emphasize that we are disciplined business people. Based on our thorough analysis of publicly available information, we firmly believe that our proposal is fair and creates substantial value for both Cooper and Danaher shareholders. However, we are not prepared to act against the will of Cooper shareholders. While we strongly believe our proposal offers a better alternative, if the redomiciling plan is approved, we will withdraw our proposal. But we are optimistic the Cooper board will acknowledge the superiority of our proposal in their meeting next week and agree to work with us to quickly achieve a mutually beneficial negotiated transaction. This concludes our formal comments and we will be happy to take any questions you may have at this point.

                           FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these so-called "forward-looking statements" by words such as "may," "will," "expects," "plans," "believes," "estimates," "predicts," "potential," or words of similar tenor. These forward-looking statements are based on management's good faith expectations and beliefs concerning future developments, but you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Danaher Corporation ("Danaher"). Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Danaher and Cooper Industries, Inc. ("Cooper") may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) Cooper may not be able to meet Danaher's expectations and revenues following the transaction may be lower than expected; (4) operating costs and business disruption, including difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes (particularly environmental regulations) which could affect demand for products in the Process/Environmental Controls segment; (7) unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation; (8) technological changes; (9) changes in labor or capital costs;
(10) Danaher's ability to attract and retain qualified employees; (11) future acquisitions, strategic partnerships and divestitures; (12) general business and economic conditions; and (13) other risks described from time to time in Danaher's periodic reports filed with the Securities and Exchange Commission (the "SEC"). Danaher disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.


                             ADDITIONAL INFORMATION

DEPENDING ON FUTURE DEVELOPMENTS, DANAHER MAY FILE WITH THE SEC (1) A PROXY STATEMENT FOR SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF COOPER IN CONNECTION WITH COOPER'S SPECIAL MEETING WHICH IS SCHEDULED TO TAKE PLACE ON AUGUST 30, 2001, AND/OR (2) A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONCERNING A TRANSACTION AT A DATE OR DATES SUBSEQUENT HERETO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE. ANY SUCH DOCUMENTS WOULD CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WOULD BE ABLE TO OBTAIN A FREE COPY OF SUCH DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR DIRECTLY FROM DANAHER BY MAKING A REQUEST TO: DANAHER CORPORATION, 2099 PENNSYLVANIA AVENUE, NW, 12TH FLOOR, WASHINGTON, D.C. 20006-1813, ATTENTION:
CORPORATE SECRETARY.

DANAHER AND CERTAIN OTHER PERSONS REFERRED TO BELOW MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. THE PARTICIPANTS IN ANY SUCH SOLICITATION MAY INCLUDE CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF DANAHER.
A DETAILED LIST OF THE NAMES OF DANAHER'S DIRECTORS AND OFFICERS IS CONTAINED
IN DANAHER'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON APRIL 3, 2001, WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR BY DIRECTING A REQUEST TO DANAHER AT THE ADDRESS PROVIDED ABOVE. AS OF THE DATE OF THIS COMMUNICATION, DANAHER DOES NOT OWN ANY SHARES OF COOPER COMMON STOCK, AND, TO DANAHER'S KNOWLEDGE, NONE OF THE
OFFICERS OR DIRECTORS OF DANAHER WHO WOULD BE EXPECTED TO PARTICIPATE IN ANY SUCH SOLICITATION OF PROXIES OWNS ANY SHARES OF COOPER COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN DANAHER'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING,
TO THE KNOWLEDGE OF DANAHER, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF DANAHER WHO WOULD BE EXPECTED TO PARTICIPATE IN ANY SUCH SOLICITATION OF PROXIES HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN DANAHER OR COOPER.